Exhibit 99.1

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

May 30, 2025

LogProstyle Inc. (NYSE American: LGPS)

1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

Notice of Convocation of the Annual General Meeting of Shareholders

for the 8th Fiscal Year (Ended March 31, 2025)

Dear Shareholders:

Notice is hereby given that the Annual General Meeting of Shareholders for the 8th fiscal year of LogProstyle Inc. (NYSE American: LGPS) (the “Company”) will be held as outlined in the “Overview of the 8th Annual General Meeting of Shareholders” below.

The record date for exercising voting rights at this General Meeting of Shareholders is March 31, 2025, pursuant to the Companies Act of Japan and the Articles of Incorporation of the Company.

YOUR VOTE IS VERY IMPORTANT. If you attend the meeting in person, you may vote at the meeting. Otherwise, you may exercise your voting rights by either (i) voting online or (ii) by completing, dating, signing and returning the enclosed 2025 Annual Meeting Proxy Card (the “Proxy Card”) by mail. Please ensure that your vote is submitted no later than 11:59 p.m. (Eastern Time) on June 24, 2025 / 12:59 p.m. (Japanese Standard Time) on June 25, 2025.

We encourage you to review the Reference Documents for the General Meeting of Shareholders enclosed with this Notice and submit your vote by the deadline stated above.

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions.

The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees.

To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

1

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Overview of the Annual General Meeting of Shareholders for the 8th Fiscal Year

1.	Date and Time

ET: Monday, June 30, 2025, 9:00 a.m.

JST: Monday, June 30, 2025, 10:00 p.m.

2.	Venue

Head Office of the Company

13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

3.	Agenda:

Matters to Be Reported:

The Business Report for the 8th Fiscal Year (April 1, 2024 to March 31, 2025)

Matters to Be Resolved:

Proposal No. 1:	Approval of the Non-Consolidated Financial Statements for the 8th Fiscal Year (April 1, 2024 to March 31, 2025)
Proposal No. 2:	Amendments to the Articles of Incorporation
Proposal No. 3:	Election of Ten (10) Directors
Proposal No. 4:	Election of Accounting Auditor
Proposal No. 5:	Approval of Dividend
Proposal No. 6:	Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the year ended March 31, 2025 presented in the business report and the accompanying Japanese generally accepted accounting principles (“GAAP”) financial statements are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under the standards of the PCAOB or U.S. generally accepted auditing standards (“GAAS”), and do not present all information necessary for an understanding of the Company’s results of operations for the year ended March 31, 2025. Our U.S. GAAP results on a consolidated basis for the year ended March 31, 2025 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with the standards of the PCAOB, and may differ from non-consolidated basis, Japanese GAAP results for this period due to the completion of the Company’s financial closing procedures, the audit under the standards of the PCAOB, the differences between non-consolidated basis results and consolidated basis results, and other developments that may arise during the audit process.

The Company’s independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in the business report or the accompanying Japanese GAAP financial statements under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company’s independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended March 31, 2025 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the U.S. Securities and Exchange Commission (the “SEC”), and such financial information contained in the Annual Report, including the Company’s audited financial statements prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in this business report and the accompanying Japanese GAAP financial statements. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP information.

2

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

How to Vote at the General Meeting of Shareholders

(For Record Holders)

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions. The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees. To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

Record holders may exercise your voting rights by one of the following three methods:

1. Voting Online

Please refer to the section titled “Guide to Voting Online” below and follow the instructions to indicate your approval or disapproval before the deadline.

Deadline to Vote Online:

●	ET: June 24, 2025, at 11:59 p.m.
●	JST: June 25, 2025, at 12:59 p.m.

2. Voting by Mail (Proxy Card)

Please refer to the “Guide to Voting by Mail (Proxy Card)” below. Please indicate your vote for or against each proposal on the enclosed Proxy Card, date and sign it, and return it using the enclosed return envelope so that it is received at the designated address in the United States by the voting deadline.

Please note that your vote by mail will only be considered valid if the completed Proxy Card arrives at the designated address in the United States by the voting deadline. Particularly for shareholders returning the Proxy Card from outside the United States, please be aware that international mail delivery may take a significant amount of time. To ensure that your vote is properly submitted and received in time, we strongly recommend voting online.

Deadline for Receipt by Mail (Proxy Card):

●	ET: June 24, 2025, at 11:59 p.m.
●	JST: June 25, 2025, at 12:59 p.m.

Notes for Voting Online and by Mail (Proxy Card):

●	If both online voting and return of the Proxy Card are conducted, the one received last will be considered valid expression of intent.
●	If you vote more than once via the Internet, only your most recent vote will be considered valid.
●	If you do not indicate either approval or disapproval of a proposal on the Proxy Card, your vote will be counted as in favor of that proposal.

3. Voting in Person at the Meeting

Please present the enclosed 2025 Annual Meeting Admission Ticket at the reception desk at the venue.

If voting rights are to be exercised by a proxy, documentation evidencing the proxy’s authority must be submitted.

Please also bring this Notice with you to the meeting.

Date and Time of the Meeting:

●	JST: Monday, June 30, 2025, at 10:00 p.m.
●	ET: Monday, June 30, 2025, at 9:00 a.m.

3

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Guide to Voting Online

(For Record Holders)

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions. The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees. To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

Voting by Smartphone

I. Accessing the Login Screen

Please scan the QR code provided on the enclosed Proxy Card.

II. Logging In

Enter the 15-digit number (*) printed on your Proxy Card (titled “2025 Annual Meeting Proxy Card”) in the space below “Please enter your Control Number” and click “SUBMIT.”

(*) Please enter the 15-digit number printed on your Proxy Card (below is a sample number).

4

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

III. Click “NEXT.”

IV. Click “Enter Vote.”

V. Click “NEXT.”

5

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

VI. Entering Your Vote on Each Proposal

For each proposal, please select your vote as follows:

●	To vote in favor → select “For”
●	To vote against → select “Against”
●	To abstain → select “Abstain”

Once you have completed voting on all proposals, click “NEXT” at the bottom of the page.

Note: If you do not enter a vote for a proposal, clicking “NEXT” will automatically register a vote “For” that proposal.

VII. Review and Submission

A summary of your votes for each proposal will be displayed. Please review your selections, and if everything is correct, click “SUBMIT” at the bottom of the page to submit your vote.

(*) If you would like to receive an email confirmation, please enter your email address in the space below “To receive an email confirmation (…).”

(*) If you wish to revise your votes, click “PREVIOUS.”

6

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Voting by Computer

I. Accessing the Login Screen

Please access the following URL.

www.investorvote.com/lgps

II. Logging In

Enter the 15-digit number (*) printed on your Proxy Card (titled “2025 Annual Meeting Proxy Card”) in the space next to “Control Number” and click “SUBMIT.”

(*) Please enter the 15-digit number printed on your Proxy Card (below is a sample number).

III. Click “NEXT.”

7

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

IV. Entering Your Vote on Each Proposal

For each proposal, please select your vote as follows:

●	To vote in favor → select “For”
●	To vote against → select “Against”
●	To abstain → select “Abstain”

Once you have finished voting on all proposals, click “NEXT” at the bottom of the page.

Note: If you do not enter a vote for a proposal, clicking “NEXT” will automatically register a vote of “For” for that proposal. Thank you for your understanding.

V. Review and Submission

A summary of your votes for each proposal will be displayed. Please review your selections, and if they are correct, click “SUBMIT” at the bottom of the page to submit your vote.

(*) If you would like to receive a confirmation by email, please enter your email address in the space next to “Email Address.”

(*) If you wish to revise your votes, click “PREVIOUS.”

Notes:

●	Any connection or data charges incurred in accessing the online voting website shall be borne by the shareholder.
●	Please note that you may be unable to access the online voting website depending on your internet environment, service provider, or device.

8

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Guide to Voting by Mail (Proxy Card)

(For Record Holders)

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions. The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees. To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

I. How to Complete the Proxy Card (1) – Indicating Your Vote on Each Proposal

If you are in favor of a proposal, place an “×” in the “For” box. If you are against a proposal, place an “×” in the “Against” box. If you wish to abstain, place an “×” in the “Abstain” box

Using a black ink pen, mark your votes with an “×” as shown in the example to the right. Please do not write outside the designated areas.

II. How to Complete the Proxy Card (2) – Entering the Date and Signature Date:

Please enter the date in the “Date (mm/dd/yyyy)” field using the month/day/year format.
(Example: For June 10, 2025, enter “06/10/2025”)

Signature:

Please sign your name in English in the “Signature 1” or “Signature 2” field.

For Individual Shareholders: Be sure to sign exactly as your name appears on the Proxy Card.

For Corporate Shareholders: If the shareholder is a corporation, the signatory must also indicate their title. The name of the corporation need not to be included in the signature box.

III. Detach and Return

Please detach along the dotted line and place the completed Proxy Card—on which you have indicated your vote, entered the date, and provided your signature—into the enclosed return envelope and mail it so that it arrives by the voting deadline.

Note:

Please note that your vote by mail will only be considered valid if the completed Proxy Card arrives at the designated address in the United States by the voting deadline. Particularly for shareholders returning the Proxy Card from outside the United States, please be aware that international mail delivery may take a significant amount of time. To ensure that your vote is properly submitted and received in time, we strongly recommend voting online.

9

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Live Audio Streaming of the General Meeting of Shareholders

To ensure that as many shareholders as possible can follow the proceedings, the Annual General Meeting of Shareholders will be streamed live over the Internet in audio format.

Please note that listening to the live stream does not constitute attendance under the Companies Act of Japan. In addition, shareholders will not be able to vote, submit questions, or make motions during the live stream. Please vote in advance, as described in the section titled “How to Vote at the General Meeting of Shareholders.”

Streaming Schedule

JST: Monday, June 30, 2025, 10:00 p.m. until the conclusion of the General Meeting of Shareholders

ET: Monday, June 30, 2025, 9:00 a.m. until the conclusion of the General Meeting of Shareholders

How to Access the Live Stream

I. Accessing the Streaming Site

Please access the following URL using a computer, smartphone, or other device.

meetnow.global/MNNHY66

Next, please click “JOIN MEETING NOW” on the screen shown below.

10

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

II. Signing In

1. For Record Holders:

Select the “Shareholder” tab, enter the 15-digit number printed on your Proxy Card (“2025 Annual Meeting Proxy Card”) in the space below “Control Number,” and click “SIGN IN.”

Note: Please enter the 15-digit number printed on your Proxy Card (as shown in the sample below). The number shown is for illustrative purposes only.

2. For Beneficial Owners Who Hold Shares Through Brokers or Other Nominees:

Select the “Guest” tab, enter your first name and last name in the respective fields, then enter your email address in the “Email” field, and click “SIGN IN.”

Notes:

●	Shareholders are responsible for any connection or data usage fees incurred when accessing the live stream.
●	Depending on your Internet environment, service provider, or device, you may not be able to access the stream properly.
●	The live audio stream may be interrupted or canceled due to technical issues or unforeseen circumstances.
●	Recording, saving, or sharing the stream, or disclosing the URL to third parties is prohibited.

For technical inquiries regarding the live stream:

●	From outside the United States: +1 781-575-2748
●	From within the United States: 888-724-2416

11

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Reference Documents for the General Meeting of Shareholders

Matters to Be Resolved and Details Thereof:

Proposal No. 1: Approval of the Non-Consolidated Financial Statements for the 8th Fiscal Year (from April 1, 2024 to March 31, 2025)

Pursuant to Article 438, Paragraph 2 of the Companies Act of Japan, shareholders are requested to approve the non-consolidated financial statements for the 8th fiscal year (ended March 31, 2025) of the Company. For further details regarding this proposal, please refer to the Exhibit, which includes the “Balance Sheet”, “Income Statement”, “Statement of Changes in Net Assets”, and “Notes to the Non-Consolidated Financial Statements”.

Notes:

●	The financial statements presented for this proposal are non-consolidated and have been prepared in accordance with Japanese GAAP solely to comply with the requirements of the Companies Act of Japan. These materials have not been audited or reviewed in accordance with U.S. GAAP.
●	As a result, they may differ materially from the consolidated financial statements prepared in accordance with U.S. GAAP, which will be included in the Company’s Annual Report on Form 20-F to be filed with the SEC at a later date.

Proposal No. 2: Amendments to the Articles of Incorporation

This proposal primarily seeks to amend the Company’s Articles of Incorporation in relation to the following matters, along with making certain adjustments to other provisions.

1.

Transition to a Company with an Accounting Auditor

During the fiscal year ended March 31, 2025, the Company’s stated capital exceeded JPY 500 million. As a result, upon the approval of Proposal No. 1, the Company will be classified as a “Large Company” under the Companies Act of Japan and will be required, pursuant to Article 328, Paragraph 1 of the Companies Act of Japan, to establish an accounting auditor. The Articles of Incorporation will be amended to reflect the accounting auditor as a statutory corporate organ and to provide for the appointment, term of office, and remuneration of the accounting auditor.

Note:

The accounting auditor referred to above is the statutory accounting auditor under the Companies Act of Japan and is not the same as the certifying accountant for the Company’s U.S. GAAP financial statements filed with the SEC.

12

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2.

Change in the Term of Office of Directors

Under the current Articles of Incorporation, the term of office for directors is two years. To enhance accountability through more frequent evaluations by shareholders, the Articles will be amended to shorten the term of office to one year.

3.

Authorization of Share Repurchases and Distributions of Surplus by Board Resolution

To ensure greater flexibility in capital policy, the Company proposes to add provisions to its Articles of Incorporation to authorize the Board of Directors to acquire treasury shares through market transactions, etc. pursuant to Article 165, Paragraph 2 of the Companies Act of Japan, and to authorize the Board to resolve on matters prescribed in Article 459, Paragraph 1 of the Companies Act of Japan, such as the acquisition of treasury shares and the distribution of surplus.

4.

Adjustment of Provisions Related to the General Meeting of Shareholders and Dividends

The Company proposes to amend certain provisions related to the General Meeting of Shareholders and dividends in order to align with practices and operational standards in the U.S. securities markets.

The proposed amendments are detailed below.

(Underlines indicate changes)

Current Provisions	Proposed Changes
Chapter 1: General Provisions	Chapter 1: General Provisions

Article 1 - Article 3 (No Changes)	Article 1 - Article 3 (No Changes)

Article 4 (Corporate Organizations) The company shall have the following organizations in addition to the shareholders meeting and directors:	Article 4 (Corporate Organizations) The company shall have the following organizations in addition to the shareholders meeting and directors:

(1) Board of Directors	(1) Board of Directors
(2) Corporate Auditors	(2) Corporate Auditors
(3) Board of Corporate Auditors	(3) Board of Corporate Auditors
(4) Accounting Auditor

Article 5 (No Changes)	Article 5 (No Changes)

Chapter 2: Shares	Chapter 2: Shares

Article 6 (No Changes)	Article 6 (No Changes)

(To be added)

Article 7 (Acquisition of Own Shares)

The company may acquire its own shares through market transactions, etc. by a resolution of the Board of Directors pursuant to Article 165, Paragraph 2 of the Companies Act.

Article 7 - Article 10 (No Changes)	Article 8 - Article 11 (No Changes)

13

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Chapter 3: Shareholders Meetings	Chapter 3: Shareholders Meetings

Article 11 (Convocation)

The company’s annual general meeting of shareholders shall be convened in June of each year, and extraordinary general meetings of shareholders shall be convened when necessary.

Article 12 (Convocation)

The company’s annual general meeting of shareholders shall be convened within three months after the end of each fiscal year, and extraordinary general meetings of shareholders shall be convened when necessary.

Article 12 (Record Date for Ordinary General Meeting) The record date for voting rights at the company’s annual general meeting of shareholders shall be March 31 of each year.

Article 13 (Record Date for Ordinary General Meeting)

The record date for voting rights at the company’s annual general meeting of shareholders shall be March 31 of each year (provided, however, that as long as the Company’s shares are listed on a stock exchange in the United States, the last trading day of March of each year on such stock exchange).

Article 13 (Convener and Chairperson) 1. Shareholders meetings shall be convened by the Representative Director and President, who shall serve as chairperson. 2. (No Changes)

Article 14 (Convener and Chairperson)

1. Shareholders meetings shall be convened by the Representative Director and President, who shall serve as chairperson unless otherwise provided by laws and regulations.

2. (No Changes)

Article 14 (No Changes)	Article 15 (No Changes)

Aritcle 15 (Exercise of Voting Rights by Proxy) 1. A shareholder may exercise their voting rights by appointing another shareholder with voting rights as their proxy. 2. (No Changes)	Article 16 (Exercise of Voting Rights by Proxy) 1. A shareholder may exercise their voting rights through a proxy. 2. (No Changes)

Article 16 - Article 17 (No Changes)	Article 17 - Article 18 (No Changes)

Chapter 4: Directors and Board of Directors	Chapter 4: Directors and Board of Directors

Article 18 - Article 19 (No Changes)	Article 19 - Article 20 (No Changes)

Article 20 (Term of Office)

1. The term of office of directors shall expire at the conclusion of the annual general meeting of shareholders relating to the last business year ending within two years after their election.

2. (No Changes)

Article 21 (Term of Office)

1. The term of office of directors shall expire at the conclusion of the annual general meeting of shareholders relating to the last business year ending within one year after their election.

2. (No Changes)

Article 21 - Article 28 (No Changes)	Article 22 - Article 29 (No Changes)

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Chapter 5: Corporate Auditors and Board of Corporate Auditors	Chapter 5: Corporate Auditors and Board of Corporate Auditors

Article 29 - Article 39 (No Changes)	Article 30 - Article 40 (No Changes)

Chapter 6: Nomination and Compensation Committee	Chapter 6: Nomination and Compensation Committee

Article 40 - Article 43 (No Changes)	Article 41 - Article 44 (No Changes)

(To be added)	Chapter 7: Accounting Auditors

(To be added)	Article 45 (Election Method) Accounting auditors shall be elected at general meetings of shareholders

(To be added)

Article 46 (Term of Office)

1. The term of office of accounting auditors shall expire at the conclusion of the annual general meeting of shareholders relating to the last business year ending within one year after their election.

2. The accounting auditors shall be deemed to be reappointed at the annual general meeting of shareholders unless otherwise resolved at the annual general meeting of shareholders set forth in the preceding paragraph.

(To be added)	Article 47 (Remuneration, etc.) Remuneration, etc. of accounting auditors shall be determined by the representative director with the consent of the Board of Corporate Auditors.

Chapter 7: Accounting	Chapter 8: Accounting

Article 44 (No Changes)	Article 48 (No Changes)

Article 45 (Record Date for Dividends)

1. The record date for year-end dividends of the company shall be the end of March of each year.

2. Notwithstanding the preceding paragraph, the company may distribute dividends by setting a different record date.

Article 49 (Dividends, etc.)

1. The Company may, by resolution of the Board of Directors, determine the matters set forth in each item of Article 459, Paragraph 1 of the Companies Act.

2. The record date for year-end dividends of the company shall be the end of March of each year (provided, however, that as long as the Company’s shares are listed on a stock exchange in the United States, the last trading day of March of each year on such stock exchange) and the record date for interim dividends shall be the end of September each year (provided, however, that as long as the Company’s shares are listed on a stock exchange in the United States, the last trading day of September of each year on such stock exchange).

3. Notwithstanding the preceding paragraph, the company may distribute dividends by setting a different record date.

Article 46 (Interim Dividends) The company may, by resolution of the Board of Directors, distribute interim dividends with September 30 of each year as the record date.	(Deleted)

Article 47 (Expiration Period for Dividends)

In cases where dividend remain unclaimed for three years from the date payment commenced, the company shall be relieved of the obligation to make such payment.

Article 50 (Expiration Period for Dividends)

In cases where dividend remain unclaimed for three years from the date payment commenced, the company shall be relieved of the obligation to make such payment. No interest shall accrue on unpaid dividend.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Proposal No. 3: Election of Ten (10) Directors

If Proposal No. 2 (Amendments to the Articles of Incorporation) is approved as proposed, the term of office for the Company’s directors will be changed from two years to one year. As a result, the terms of office of all current directors will expire at the conclusion of this Annual General Meeting. Accordingly, subject to the approval of Proposal No. 2, the Company proposes the election of ten directors.

The following individuals are nominated as candidates for election as directors.

Name (Date of Birth)	Brief personal history, Positions and Responsibilities in the Company and Significant Concurrent Positions		Number of Shares of the Company Held
	November 2000	Joined ARK JAPAN co., ltd.
	December 2002	Joined Grace Housing Sales Co., Ltd.
	August 2006	Founder, representative director and president, LogSuite, (current position)
	August 2012	Founder, representative director and president, Fudosanoh Co., Ltd. ☐
	June 2013	Founder, representative director and president, PROPOLIFE SINGAPORE INC.
	September 2013	Founder and director, Kotakino (current position)
	April 2015	Chairman of the board of directors of ChinoTatemonoKanri (current position)
	October 2015	Representative director and chairman, LogArchitects
	November 2015	Representative director and president, LogArchitects
	August 2016	Director, Toyo Enterprise Co., Ltd.
	November 2016	Founder and director, Yantai Toyo Wood Industry Limited (current position)
	April 2017	Representative director, LogProstyle (current position)
Founder and representative director and president, Prostyle
Founder and representative director and president, ProstyleVilla (currently ProstyleYokohama)
Yasuyuki Nozawa	May 2017	Founder and representative director and chairman, ProstyleRyokan	6,878,250
(January 21, 1980)	August 2017	Chairman of board of directors, Prostyle (current position)
	January 2018	Chairman of the board of directors, OkinawaIgeto (current position)
	May 2018	Chairman of board of directors, ProstyleVilla (currently ProstyleYokohama)
	June 2018	Founder and representative director and president, Prostyle Ryokan Yokohama Bashamichi
	February 2019	Representative director and president, ProstyleRyokan
	August 2020	Founder and chairman of board of directors, LogKnot
	January 2021	Representative director and chairman of the board of directors, ProstyleRyokan (current position)
	April 2022	Representative director and president, LogKnot
	June 2022	Chairman of board of directors, LogArchitects (current position)
	January 2023	Representative director, president and chief executive officer, LogProstyle (current position)
	February 2023	Founder and chairman of board of directors, LogAsset (current position)
	April 2023	Chairman of board of directors, LogKnot
	December 2024	Founder and director, LogProstyle US Inc. (current position)

	April 2005	Joined Grace Housing Sales Co., Ltd.
	February 2007	Joined LogSuite
	May 2009	Director, LogSuite
	February 2014	Managing director, LogSuite
Representative director, and president, Fudosanoh Co., Ltd.
	March 2015	Managing director, and general manager of real estate business division and general manager of first development division, LogSuite
	May 2015	General manager of planning and development division and general manager of first development division, LogSuite
Satoshi Oyamatsu	May 2016	Representative director and president, ChinoTatemonoKanri (current position)	542,658
(January 17, 1982)	August 2016	Senior managing director and general manager of development division, LogSuite
	April 2017	Director, LogProstyle
Executive vice president, Prostyle
	August 2017	Representative director and president, Prostyle (current position)
	February 2019	Director, ProstyleRyokan (current position)
	May 2019	Executive vice president, LogProstyle
	January 2023	Director and Executive Vice President, LogProstyle (current position)

16

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

	December 2008	Joined Azusa Audit Firm (currently KPMG AXSA LLC)
	October 2012	Joined LogProstyle
	July 2016	Registered as a certified public accountant
	December 2016	Head of the accounting department, LogSuite
	April 2017	General manager, accounting & general affairs department, LogSuite
	May 2017	General manager of management headquarters, the Company Corporate Auditor, ProstyleRyokan
	June 2017	General manager of finance division, LogProstyle
Kentaro Tachibana	May 2018		15,000
(February 11, 1984)	June 2019	General manager of finance and accounting department (currently business administration department), LogProstyle (current position)
	June 2021	Director, LogProstyle (current position)
	December 2021	Representative director and president, OkinawaIgeto
	January 2023	Corporate Auditor, Yantai Propolife Wood Industry Limited Director and executive officer, LogProstyle (current position)
	June 2024	Director, Yantai Propolife Wood Industry Limited (current position)
	December 2024	Founded and treasurer, LogProstyle US Inc. (current position)

	October 1994	Joined Ota Showa Audit Corporation (currently Ernst & Young ShinNihon LLC.)
	June 1998	Registered as a certified public accountant
	January 2001	Joined STERN STEWART & CO.
Tamotsu Moriyama	January 2002	Jointed Nomura Corporate Information Co., Ltd. (currently Nomura Securities Co.,Ltd.)
(March 24, 1973)	January 2007	Joined Frontier Management Inc.	-
Term of Office: 8 years	April 2013	Founder, representative director and president, Maxus Corporate Advisory Inc. (current position)
	August 2015	Independent director, LogSuite
	April 2017	Independent director, LogProstyle (current position)
	January 2021	Independent director, SBI Sumishin Net Bank, Ltd. (current position)

	April 1983	Joined Nomura Real Estate Development Co., Ltd.
	June 2006	Director, Nomura Real Estate Development Co., Ltd.
	April 2009	Director and managing executive officer, Nomura Real Estate Development Co., Ltd.
	December 2012	Executive officer, Nomura Real Estate Holdings, Inc.
Seishi Miyajima (January 11, 1960)	April 2013	Representative director, president and chief executive officer, Nomura Real Estate Urban Net Co., Ltd. (currently Nomura Real Estate Solutions Co., Ltd.)
Term of Office: 2 years	April 2016	Chairman of board of directors, Nomura Real Estate Urban Net Co., Ltd.	-
	June 2018	Executive vice president and executive officer, SHINNIHON CORPORATION
	February 2022	Independent director of The Japan Wool Textile Co., Ltd (current position)
	April 2023	Independent director, LogProstyle (current position)

	April 1980	Joined Japan Recruitment Center Co., Ltd. (currently Recruit Co., Ltd.)
	October 1987	Transfer to First Finance Co., Ltd.
	April 1992	Joined Kyoritsu Maintenance Co., Ltd.
Izumi Takemoto	April 1998	Director, Kyoritsu Maintenance Co., Ltd.
(August 13, 1957)	October 2008	Representative director, Kyoritsu Creative Co., Ltd.
Term of Office: 2 years	May 2015	Corporate Auditor, BASE, Inc.	-
	March 2018	Executive officer and general manager of sales department, idea warehouse Co., Ltd.
	August 2020	Founder, representative director, incorporated association International Tourist Community (current position)
	April 2023l	Independent director, LogProstyle (current position)

	April 1974	Joined Sumitomo Bank, Ltd. (currently Sumitomo Mitsui Banking Corporation)
	April 2001	Executive officer, Sumitomo Bank, Ltd.
	June 2005	Managing executive officer, Sumitomo Bank, Ltd.
	June 2007	Representative director and senior managing executive officer, Sumitomo Mitsui Card Company, Limited
Hajime Yamashita (June 16, 1950)	June 2008	Representative director and executive vice president, Sumitomo Mitsui Card Company, Limited
Term of Office: 2 years	May 2010	Advisor, Cedyna Co., Ltd.	-
	June 2010	Representative director and president, Cedyna Co., Ltd. Director, SMFG Card & Credit Co.
	June 2013	Chairman of board of directors, Cedyna Co., Ltd.
	May 2014	Permanent chairman of the Board, Japan Financial Services Association
	April 2023	Independent director, LogProstyle (current position)

17

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

	April 1999	Joined Deutsche Bank AG
	May 2002	Joined Credit Suisse First Boston
	January 2007	Joined Credit Suisse NY LLC.
	August 2008	Founder and representative director, META Capital Co., Ltd. Founder and representative director, 161 Consulting Inc. (current position)
	September 2008	Founder, Admiral Co., Ltd.
	May 2012	Director, AERWINS Technologies Inc.
	October 2022	Chief executive officer, AERWINS Technologies Inc.
	March 2023	Japan Representative, Dubai Chamber of Commerce and Industry
Taiji Ito	September 2023	Director, Catalyst Investment Group Co.,Ltd.	-
(May 26, 1976)	November 2023	Independent director, AERWINS Technologies Inc. (current position)
	December 2023	Executive officer, Cytori Therapeutics K.K
	February 2024	Representative director, Cytori Cell Research Institute, Inc.
	June 2024	Director and executive officer, LogProstyle (current position)
	October 2024	Founder and president, LogProstyle US Inc. (current position)
	December 2024	Founder and general manager, LogProstyle Inc For Hotel Management CO. L.L.C S.O.C (current position)
April 2025

	March 2005	Joined Gallagher Bassett Services, Inc.
John A. Stapleton	February 2013	Admitted to the Illinois Bar
(February 17, 1981)	January 2016	Joined Greenberg Traurig LLP	-
Term of Office: 9	August 2018	Joined Proskauer Rose LLP
months	April 2021	Joined Loeb & Loeb LLP (current position)
	October 2024	Independent director, LogProstyle (current position)

	2005	Joined The Brookings Institution
	2011	Joined Bain & Company
	2013	Joined Costa Farms
	2018	Executive vice president, Marimed Inc.
	April 2019	Chief Strategy Officer, Halo Collective
	February 2020	President, Halo Collective
Katharyn (Katie) Field	June 2022	Executive director and Interim CEO, Akanda Corporation (current position)	-
(March 5, 1983)	July 2022	Chief executive officer and chairman of the Board, Halo Collective (current position)
	June 2023	Chairman and audit committee head, Aerwins Technologies (current position)
	July 2024	Independent director and audit committee member, Virpax Pharmaceuticals (current position)
	October 2024	Independent director, LogProstyle (current position)
	December 2024	Founder and director, LogProstyle US Inc. (current position)

Notes:

1.	There is no special interest between the director candidates and the Company.
2.	Mr. Tamotsu Moriyama, Mr. Seishi Miyajima, Mr. Izumi Takemoto, Mr. Hajime Yamashita, and Mr. John A. Stapleton are candidates for Independent Directors.
3.	Mr. Tamotsu Moriyama is nominated as a candidate for Independent Director because he has served as representative director and president of Maxus Corporate Advisory Inc. and as an Independent Director of SBI Sumishin Net Bank, Ltd., which will enable him to supervise the Company’s management and provide advice on overall management matters, thereby contributing to the enhancement of our corporate governance. We also expect that he will utilize his expertise and experience as a certified public accountant and financial advisor in M&A and corporate finance in the management of the Company. We therefore request that Mr. Tamotsu Moriyama continue to be elected as an Independent Director of the Company.
4.	Mr. Seishi Miyajima is nominated as a candidate for Independent Director because of his broad insight and extensive experience in the real estate business, including service as an executive officer of Nomura Real Estate Holdings, Inc. and representative director of Nomura Real Estate Urban Net Co., Ltd. We therefore request that Mr. Seishi Miyajima continue to be elected as an Independent Director of the Company.
5.	Mr. Izumi Takemoto is nominated as an Independent Director because of his wide range of insight and abundant experience in the hotel business, including his service as a director of Kyoritsu Maintenance Co., Ltd. We therefore request that Mr. Izumi Takemoto continue to be elected as an Independent Director.
6.	Mr. Hajime Yamashita is nominated as an Independent Director because he has broad insight and abundant experience in the financial industry, including serving as an executive officer of Sumitomo Mitsui Banking Corporation, and we particularly expect him to supervise the business execution of the Company’s finance division. We therefore request that Mr. Hajime Yamashita continue to be elected as an Independent Director.
7.	Mr. John A. Stapleton is nominated as an independent director because of his professional knowledge and broad experience as an attorney, and we expect him to participate as an Independent Director and to play a supervisory and auditing role by making comments, etc. at meetings of the Board of Directors. We therefore request that Mr. John A. Stapleton continue to be elected as an Independent Director. Although he does not have experiences of being involved with the management of companies in the past, for the reasons stated above, we believe that he will be able to appropriately perform his duties as an Independent Director.
8.	Conclusion of liability limitation agreement
Pursuant to Article 427, Paragraph 1 of the Companies Act of Japan, the Company entered into an agreement with candidates of Independent Directors to limit their liability for damages under Article 423, Paragraph 1 of the same law, and intends to continue such agreement if the reelection of the candidates for Independent Director is approved. The maximum amount of liability for damages under the said agreement is the minimum liability amount stipulated by laws and regulations.
9.	Conclusion of officers’ liability insurance agreement
The Company entered a directors’ and officers’ liability insurance agreement with an insurance company pursuant to Article 430-3, Paragraph 1 of the Companies Act of Japan to cover damages arising from the insured being held liable for the performance of his/her duties as a director or officer or from receiving claims related to the pursuit of such liability under said insurance agreement. If the candidate is elected as a director, he/she will be included as an insured under such insurance agreement. The Company intends to renew such insurance agreement during the term of office of the director proposed in this Proposal.
10.	Execution of indemnity agreement
The Company entered into an indemnification agreement with all of its Directors and Corporate Auditors of the Company as stipulated in Article 430-2, Paragraph 1 of the Companies Act of Japan, and intends to continue such agreement if the reelection of the candidates is approved. Under such indemnity agreement, the Company will indemnify the candidates for the expenses stipulated in Article 430-2, Paragraph 1, Item 1 of the Companies Act of Japan and the losses stipulated in Item 2 of the same Article to the extent provided by law.

18

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Proposal No. 4: Election of Accounting Auditor

The Company’s stated capital exceeded JPY 500 million during the fiscal year ended March 31, 2025. As a result, upon approval of Proposal No. 1, the Company will be classified as a “Large Company” under the Companies Act of Japan and, pursuant to Article 328, Paragraph 1 of the Act, will be required to appoint an accounting auditor. Accordingly, subject to the approval of Proposal No. 2 (Amendments to the Articles of Incorporation), the Company hereby proposes the election of one accounting auditor.

Note:

The accounting auditor to be elected under this proposal is the statutory accounting auditor under the Companies Act of Japan. This election does not relate to the appointment of the certifying accountant for the Company’s U.S. GAAP financial statements filed with the SEC.

This proposal is based on a resolution of the Board of Corporate Auditors. The Board of Corporate Auditors has nominated KSM & Partners, an audit corporation, as the candidate for accounting auditor in view of its extensive experience and expertise in statutory audits, as well as its independence and audit quality.

The candidate for accounting auditor is as follows:

(As of March 31, 2025)

Name	KSM & Partners Audit Corporation
Office	JP-BASE Ochanomizu 8F, 2-2-4 Yushima, Bunkyo-ku, Tokyo, Japan
History	July 2023 Established
Corporate Overview	Stated Capital: JPY 5,500,000 Members: Member (CPA) - 5 Staff (CPA) - 5 (Other) - 2 Total - 12 Number of Corporate Clients: 21

19

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Proposal No. 5: Approval of Dividend

This proposal is to distribute a cash dividend to shareholders as of the record date of July 7, 2025, as a means of returning profits to shareholders. Taking into consideration the Company’s financial performance and future business environment, we propose to pay the dividend as outlined below.

1.	Type of Dividend Property

Cash

2.	Details and Total Amount of the Dividend

USD 0.023 per common share

Total amount: USD 543,454.396

3.	Record Date for the Dividend

July 7, 2025

4.	Effective Date of the Dividend Resolution

August 5, 2025

5.	Dividend Payment Date

August 5, 2025

Proposal No. 6: Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries

The maximum amount of remuneration for the Company’s Directors has been approved at no more than JPY 300 million per year at the Extraordinary General Meeting of Shareholders held on June 30, 2017. However, in order to (i) provide Directors with incentives to contribute to the sustainable enhancement of the Company’s corporate value by further strengthening the linkage between Director remuneration and the Company’s business performance and stock value, and (ii) promote greater value-sharing with shareholders, the Company hereby seeks approval for the introduction of a new performance-based stock compensation plan with post-vesting delivery (the “Plan”) for Directors of the Company (excluding Independent Directors; the “Eligible Directors”) separately from the existing remuneration framework. The Company also seeks approval to introduce a similar plan for Executive Officers who do not concurrently serve as Directors of the Company and for Directors of the Company’s subsidiaries.

20

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

I. Introduction of the Plan for Eligible Directors

The Plan is structured as a post-vesting delivery type performance share plan. Under the Plan, the Company will grant monetary claims to the Eligible Directors and pay cash in an amount calculated with reference to the applicable tax obligations of the Eligible Directors after the end of a performance evaluation period (the “Performance Evaluation Period”), which shall be at least one year as determined by the Board of Directors. The number of the Company’s common shares (“Company Shares”) to be delivered and the amount of the cash to be paid to each Eligible Director will be calculated based on the degree of achievement of performance targets during the Performance Evaluation Period and the period of service during a separately defined service period (the “Service Period”), also to be at least one year. The Company Shares will be delivered upon issuance of new shares or disposition of treasury shares by the Company by way of a contribution in kind of the entire amount of the monetary claim granted to each Eligible Director (Note 1). In addition, the Company will pay cash in an amount calculated with reference to the applicable tax obligations of the Eligible Directors.

The total amount of the monetary claims and cash to be granted under the Plan to the Eligible Directors for each Performance Evaluation Period shall not exceed JPY 200 million (excluding salaries for Directors who also serve as employees), and the total number of Company Shares to be delivered shall not exceed 500,000 shares per Performance Evaluation Period (Note 2).

The per-share payment amount for the Company Shares shall be determined by the Board of Directors based on the closing price of the Company Shares on the NYSE American (if the Company changes its listing venue, such U.S. securities exchange after the change shall apply; hereinafter the same shall apply) on the trading day immediately preceding the date of the resolution of the Board of Directors approving the issuance or disposal of the Company Shares (or the closing price on the most recent trading day if no trades occurred on such date), converted into Japanese yen at the exchange rate on such trading day, and shall not be particularly favorable to the Eligible Directors (Note 3). As of the date hereof, the Company has 11 Directors (6 of which are Independent Directors). If Proposal No. 3 is approved as originally proposed, the number of Directors will be 10 (5 of which are Independent Directors).

Note 1:	If an Eligible Director resigns or retires due to death during the Service Period, the delivery timing of the remuneration shall be within five months from the date of such resignation or retirement. In such case, no contribution in kind shall be made, and instead of granting a monetary claim, the Company shall make a cash payment to the heir(s) of the Eligible Director. In addition, if a corporate reorganization such as a merger agreement under which the Company will cease to exist, a share exchange agreement or share transfer plan under which the Company will become a wholly-owned subsidiary, a company split plan or absorption-type company split agreement, a share consolidation resulting in a specific shareholder gaining control, acquisition of all shares of a class with acquisition clauses, or a demand for sale of shares (collectively, “Reorganization Events”) is approved at a General Meeting of Shareholders of the Company (or by the Board of Directors, if shareholder approval is not required), and such Reorganization Event is scheduled to take effect before the delivery date under the Plan, the delivery timing shall be within 30 days from the date of such approval, and the Company shall make a cash payment to the Eligible Director in lieu of granting a monetary claim.
Note 2:	If the total number of issued shares of the Company changes due to a stock consolidation or stock split (including stock dividends; the same applies hereinafter to descriptions of stock splits), the maximum number of shares to be delivered shall be adjusted according to the applicable ratio.

21

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Note 3:	If an Eligible Director resigns or retires due to death during the Service Period, the Company will pay an amount of cash equivalent to the value of the share-based compensation instead of delivering Company Shares, as described in Note 1. In such cases, the per-share payment amount shall be determined by the Board of Directors based on the closing price of the Company Shares on the NYSE American on the trading day immediately preceding the date of such resignation or retirement (or the closing price on the most recent trading day if no trades occurred on such date), converted into Japanese yen at the exchange rate on such trading day, and shall not be particularly favorable to the Eligible Director. In addition, if a Reorganization Event (as defined in Note 1) is approved at a General Meeting of Shareholders of the Company (or by the Board of Directors if shareholder approval is not required) during the Service Period, the Company will pay an amount of cash equivalent to the value of the share-based compensation instead of delivering Company Shares, as described in Note 1. In such case, the per-share payment amount shall be determined by the Board of Directors based on the closing price of the Company Shares on the NYSE American on the trading day immediately preceding the date of such approval (or the closing price on the most recent trading day if no trades occurred on such date), converted into Japanese yen at the exchange rate on such trading day, and shall not be particularly favorable to the Eligible Director. In any case, if the amount of such cash calculated exceeds JPY 200 million per Performance Evaluation Period, the amount to be paid shall be reasonably adjusted not to exceed such limit.

The specific timing and content of the delivery of Company Shares and cash to each Eligible Director shall be determined by the Board of Directors pursuant to the authority delegated under this resolution of the General Meeting of Shareholders. The Plan has been designed in line with the objectives described above, and the Company believes its content to be appropriate.

[Method for Calculating the Amounts of Monetary Claims and Cash under the Plan]

1. Method for Calculating the Amounts of Monetary Claims and Cash

The number of shares to be ultimately delivered to each Eligible Director (the “Final Number of Delivered Shares”) shall be calculated as follows: the number of base shares (the “Base Number of Shares”) calculated by dividing the base amount of share-based compensation (the “Base Amount”), which shall be predetermined individually for each Eligible Director by the Board of Directors, by the “Reference Share Price” (i.e., the closing price of the Company Shares on the NYSE American on the trading day immediately preceding the first day of the Service Period, or the most recent closing price if no trades occurred, converted into Japanese yen based on the exchange rate on such day), multiplied by the Achievement Rate of Performance Targets (Note 4), the Service Period Ratio (Note 5), the Position Adjustment Ratio (Note 6), and the stock delivery ratio (67%) (Notes 7 and 8). Any fractional share less than one shall be rounded down.

22

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

The amount of cash to be delivered to each Eligible Director (the “Final Cash Amount”) shall be calculated by multiplying the Base Number of Shares by the Achievement Rate of Performance Targets, the Service Period Ratio, the Position Adjustment Ratio, and the cash delivery ratio (33%), and then multiplying that figure by the Share Price at Time of Delivery, taking into account the amount of income taxes and other applicable taxes to be borne by the Eligible Director (Notes 9 and 10).

Note 4:	The Achievement Rate of Performance Targets shall range from 0% to 200%, based on performance indicators (financial and/or non-financial) reflective of the Group’s profitability and management policies, as determined by resolution of the Board of Directors in advance.
Note 5:	If an Eligible Director is newly appointed during the Service Period or resigns or retires for legitimate reasons during the Service Period, the amount of the monetary claim shall be prorated based on the number of months served. (See (iii) below for adjustment details.)
Note 6:	If there is a change in position during the Service Period, the number of shares to be delivered shall be adjusted to reflect the new position.
Note 7:	Any fractional share less than one resulting from the calculation of the Final Number of Delivered Shares shall be rounded down.
Note 8:	If the Final Number of Delivered Shares calculated per Performance Evaluation Period exceeds the maximum limit of 500,000 shares, such number shall be reasonably adjusted not to exceed the limit. If the number of issued shares of the Company increases or decreases due to stock consolidation or stock split (including stock dividends), the number of shares to be delivered shall be adjusted in proportion to the ratio of such change. Specifically, the Final Number of Delivered Shares before adjustment shall be multiplied by the consolidation/split ratio to obtain the adjusted number.
Note 9:	Any amount less than one yen resulting from the calculation of the Final Cash Amount shall be rounded down.
Note 10:	If the sum of the Final Cash Amount calculated per Performance Evaluation Period and the monetary claims granted for issuance of the Final Number of Delivered Shares exceeds the limit of JPY 200 million, the amount shall be reasonably adjusted not to exceed the limit.

The summary of the method for calculating is as following:

Final Number of Shares Delivered =

Base Number of Shares (i) × Achievement Rate of Performance Targets (ii) × Service Period Ratio (iii) × Position Adjustment

Ratio (iv) × Share Delivery Ratio (67%)

Final Amount of Cash Delivered =

Base Number of Shares (i) × Achievement Rate of Performance Targets (ii) × Service Period Ratio (iii) × Position Adjustment

Ratio (iv) × Cash Delivery Ratio (33%) × Share Price at Time of Delivery (v)

23

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(i) Base Number of Shares

The Base Number of Shares shall be calculated as follows:

Base Number of Shares = Base Amount / Reference Share Price

(a) Base Amount

The Base Amount for each Director shall be set individually or by position, as delegated to the Board of Directors.

(b) Reference Share Price

The Reference Share Price shall be the closing price of the Company Shares on the NYSE American on the trading day immediately preceding the first day of the Service Period (or the most recent closing price if no trades occurred), converted into Japanese yen at the exchange rate on such day.

(ii) Achievement Rate of Performance Targets

The Board of Directors shall predefine a set of one or more performance indicators and evaluation methods, which may include financial and/or non-financial metrics aligned with the Company’s management policy. The range shall be from 0% to 200%. The Plan may continue to be implemented beyond the initial Performance Evaluation Period within the approved scope.

(iii) Service Period Ratio

To prorate the number of shares granted based on the period of service, the Service Period Ratio shall be calculated using a method predetermined by the Board of Directors. If the Director is appointed or resigns/retires in the middle of a month, such month shall be counted as a full month.

(iv) Position Adjustment Ratio

The position adjustment ratio shall be set by the Board of Directors to reflect any change in position during the Service Period.

(v) Share Price at Time of Delivery

The Share Price at Time of Delivery shall be determined by the Board of Directors based on the closing price of the Company Shares on the NYSE American on the trading day immediately preceding the date of the Board resolution approving such issuance or disposal of Company Shares (or the most recent closing price if no trades occurred), converted into Japanese yen at the exchange rate on such day, and shall not be particularly favorable to the Eligible Director.

24

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2. Conditions for Payment of Monetary Claims and Clawback Clause

If an Eligible Director resigns or retires without legitimate reason, engages in certain misconduct, or otherwise meets a disqualification criterion (to be defined by the Board of Directors), the Eligible Director shall not receive monetary compensation or Company Shares under the Plan.

In addition, if certain events specified in the Company’s remuneration policies occur—such as material accounting fraud or significant losses caused by misconduct of the Eligible Director—the Board of Directors may, by resolution, require the Eligible Director to return all or part of the Company Shares and/or cash delivered under the Plan to the Company without compensation.

II. Introduction of Similar Plan for Executive Officers and Subsidiary Directors

The Company also plans to introduce a plan similar to the Plan for Executive Officers who do not concurrently serve as Directors and for Directors of the Company’s subsidiaries. The total amount of monetary claims and cash to be granted under such plan, together with the amount granted to the Company’s Directors, shall not exceed JPY 200 million per Performance Evaluation Period (excluding salaries for Directors who also serve as employees), and the total number of Company Shares to be delivered under both plans, together with the amount granted to the Company’s Directors, shall not exceed 500,000 shares per Performance Evaluation Period.

25

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Business Report

For the fiscal year from April 1, 2024 to March 31, 2025

Notes:

●	The financial results reflected in the Business Report are non-consolidated and have been prepared in accordance with Japanese GAAP solely to comply with the requirements of the Companies Act of Japan. These materials have not been audited or reviewed in accordance with U.S. GAAP.
●	As a result, they may differ materially from the consolidated financial statements prepared in accordance with U.S. GAAP, which will be included in the Company’s Annual Report on Form 20-F to be filed with the SEC at a later date.

Forward-Looking Statements Disclaimer:

This Business Report contains certain statements that are, or may deemed to be, “forward-looking statements” regarding our plans, expectations, thoughts, beliefs, estimates, goals and outlook for the future. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations; any statements concerning proposed new projects, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements.

Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors. These forward-looking statements are made as of the date of this Business Report, and we assume no obligation to update such forward-looking statements. The following discusses our financial condition and results of operations based upon our financial statements which have been prepared in conformity with Japanese GAAP. It should be read in conjunction with our financial statements and the notes thereto included elsewhere herein.

I. Current Status of the Company

1.Progress and results of the business

During the fiscal year under review, the Japanese economy maintained a gradual recovery trend, but the situation remained highly uncertain due to rising prices, slowdown of overseas economies, and heightened geopolitical risks. Although personal consumption showed a recovery trend, a decline in real purchasing power due to high prices partially affected the economy.

26

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

In the real estate market, while demand for offices and residences in urban areas remained firm, there were phases in which rising construction costs and material prices placed certain constraints on investment activities. In the hotel industry, the number of foreign visitors to Japan recovered significantly, partly due to the relaxation of waterfront measures and the weak yen, and demand for lodging rose nationwide. In particular, investment in the redevelopment and development of lodging facilities is progressing not only in urban centers but also in regional areas, and the ripple effect on local economies is also becoming apparent.

In this environment, on March 25, 2025, we became the first Japanese company that is not listed in Japan to list its shares directly on the NYSE American market without using ADRs (American Depositary Receipts). This listing was made with the aim of increasing the Company’s international recognition and expanding procurement opportunities in the capital markets and was an important step in supporting the Company’s medium- to long-term growth strategy.

During the fiscal year under review, the Company recorded operating revenue of JPY 2,147,847 thousand, a 296.1% increase year-on-year, primarily due to dividend income of JPY 1,600,000 thousand received from subsidiaries. Despite increased personnel costs resulting from the recruitment of executives and senior-level professionals to strengthen corporate governance (an increase of JPY 54,493 thousand), as well as office relocation-related expenses (JPY 27,944 thousand), the Company achieved operating profit of JPY 1,142,478 thousand (a 941.0% increase year-on-year), ordinary profit of JPY 1,131,864 thousand (a 989.7% increase year-on-year), and net income of JPY 1,222,702 thousand (a 1,530.8% increase year-on-year).

2. Changes in Assets and Profits and Losses

Japanese GAAP (Non-consolidated)

	5th Fiscal Year Ended March, 2022	6th Fiscal Year Ended March, 2023	7th Fiscal Year Ended March, 2024	8th Fiscal Year Ended March, 2025
Net Sales (thousand yen)	380,465	581,015	544,940	2,142,847
Ordinary Income (△: loss) (thousand yen)	16,697	158,556	103,870	1,131,864
Net income (△: loss) (thousand yen)	1,846	371,711	74,975	1,222,702
Net income (△: loss) per share (yen)	0.29	58.67	10.70	56.43
Total Assets (thousand yen)	3,507,351	2,957,184	2,968,576	4,611,381
Net Assets (thousand yen)	800,809	828,929	1,173,906	3,776,241
Net Assets per Share (yen)	126.95	122.20	162.83	159.82

Note: Net income per share is calculated based on the average number of shares outstanding during the period, and net assets per share is calculated based on the total number of shares outstanding at the end of the period.

27

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

3. Status of Significant Financing

During the fiscal year under review, the Company filed a registration statement on Form F-1 (File No. 333-283286) with the Securities and Exchange Commission (SEC), which became effective on March 24, 2025, pursuant to which the Company made an initial public offering on the NYSE American by issuing 2,000,000 new common shares at a public offering price of $5.00 per share, raising a total of approximately $10 million, before deducting underwriting commissions and other expenses.

4. Significant capital expenditures

Not applicable.

5. Significant transfers and acquisitions of businesses, corporate divestitures, mergers, and acquisition or disposal of other companies’ shares

Not applicable.

6. Issues to be addressed

The Company will build a business promotion framework to maximize group synergy while flexibly responding to economic trends and real estate industry trends.

7. Significant Parent Companies and Subsidiaries (as of March 31, 2025)

(1) Parent company

Not applicable.

(2) Transactions with parent company, etc.

Not applicable.

(3) Status of major subsidiaries

Name of the Company	Capital	Shareholding Ratio	Principal Business
LogSuite	JPY100,000 thousand	100%	Real estate business
Prostyle	JPY 100,000 thousand	100%	Real estate business

(4) Status of Specified Wholly Owned Subsidiaries

Name of Specified Wholly Owned Subsidiary	LogSuite
Address of Specified Wholly Owned Subsidiary	3-6-23, Kita-Aoyama, Minato-ku, Tokyo, Japan (Note)
Book Value of Shares of Specified Wholly Owned Subsidiaries in the Company and Its Wholly Owned Subsidiaries	JPY 1,851,575,273
Total assets of the Company	JPY 4,611,381,710

Note: The address has been transferred to 1-2-3, Kita-Aoyama, Minato-ku, Tokyo

28

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

8. Principal Business Activities (as of March 31, 2025)

The Company’s business purpose is to own shares of domestic and foreign subsidiaries engaged in real estate and other businesses, and to control and manage the business activities of those companies. Principal revenues are management guidance fees, dividends, and outsourcing fees.

9. Principal Offices (as of March 31, 2025)

(1) Company

Name	Address
Headquarter	3-6-23, Kita-Aoyama, Minato-ku, Tokyo, Japan (Note)

Note: The address has been transferred to 1-2-3, Kita-Aoyama, Minato-ku, Tokyo

(2) Major Subsidiaries

Name	Address
LogSuite	(Headquarter) 3-6-23, Kita-Aoyama, Minato-ku, Tokyo, Japan (Note)
Prostyle	(Headquarter) 3-6-23, Kita-Aoyama, Minato-ku, Tokyo, Japan (Note)

Note: The address has been transferred to 1-2-3, Kita-Aoyama, Minato-ku, Tokyo

10. Status of Employees (as of March 31, 2025)

Number of Employees	Change from Previous Fiscal Year-End	Average Age	Average Years of Service
20	1 increased	39.6 years	4 years 11 months

11. Principal Lenders (as of March 31, 2025)

Not applicable.

12. Other important matters concerning the current status of the Company

Not applicable.

29

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

II. Matters Relating to Shares (as of March 31, 2025)

1. Total number of authorized shares

81,498,000 shares

2. Total number of shares issued

23,652,110 shares

3. Major Shareholders (Top 10)

Name of Shareholder	Number of Shares Held	Shareholding Ratio (Note 1)
PROPOLIFE LLC.	9,373,500 shares	39.67%
YASUYUKI NOZAWA	6,878,250 shares	29.11%
CEDE & CO. (Note 2)	2,000,000 shares	8.46%
MIE NOZAWA	590,181 shares	2.50%
UP-STREAM CO., LTD.	567,825 shares	2.40%
SATOSHI OYAMATSU	542,658 shares	2.30%
HIROYUKI NOZAWA	379,500 shares	1.61%
P-UP WORLD CO., LTD.	375,000 shares	1.59%
KATSUYA SHIMIZU	325,074 shares	1.38%
AIRTRIP CORP.	236,595 shares	1.00%
BLOOM INC.	236,595 shares	1.00%

Note 1:	Shareholding ratios are rounded the results to one decimal place by rounding the second decimal place, excluding treasury stock.
Note 2:	Cede & Co. is the nominee’s name under which shares held through brokerage accounts are registered. Under the U.S. securities settlement system, when investors hold shares through a broker, those shares are registered in the name of Cede & Co. Cede & Co. is a legal entity used by the Depository Trust Company (DTC), the central securities depository in the United States, to hold shares in bulk. In this structure, the holding of shares is arranged in layers:
Cede & Co. → Broker (DTC Participant) → Investor.
This nominee structure allows for efficient clearing and settlement of securities transactions in the U.S. market.

4. Shares issued to the Company’s officers as compensation for the execution of their duties during the fiscal year under review

There were no shares delivered by the Company to the Company officers as compensation for the execution of their duties during the fiscal year under review.

5. Other important matters concerning shares

Not applicable.

30

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

III. Matters Concerning Stock Acquisition Rights, etc.

1. Summary of stock acquisition rights issued to the Company’s officers as compensation for the execution of their duties as of the end of the fiscal year under review

Not applicable.

2. Summary of stock acquisition rights issued to the Company’s officers and employees during the fiscal year under review

Not applicable.

3. Other important matters concerning stock acquisition rights, etc.

Not applicable.

IV. Matters Concerning Company Officers

1. Names, etc. of Directors and Corporate Auditors (as of March 31, 2025)

Position at the Company	Name	Responsibilities and Significant Concurrent Positions
Representative Director, President and Chief Executive Officer	Yasuyuki Nozawa
		●	Representative Director and President of LogSuite

		●	Chairman of the board of directors of Kotakino

		●	Director of Yantai Propolife Wood Industry Limited

		●	Chairman of the board of directors of ChinoTatemonoKanri

		●	Chairman of the board of directors of Prostyle

		●	Chairman of the board of directors of OkinawaIgeto

		●	Representative Director and the Chairman of the board of directors of ProstyleRyokan

		●	Chairman of the board of directors of LogArchitects

		●	Chairman of the board of directors of LogAsset

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Director and Executive Vice President	Satoshi Oyamatsu	●	Representative Director and President of ChinoTatemonoKanri

		●	Representative Director of Prostyle

		●	Director of ProstyleRyokan

Director, Chief Financial Officer and Executive Officer	Kentaro Tachibana	●	Director of Yantai Propolife Wood Industry Limited

Director and Executive Officer	Shinya Sato	●	Representative Director of Kotakino

		●	Representative Director of ProstyleRyokan

Independent Director	Tamotsu Moriyama	●	President and Representative Director at Maxus Corporate Advisory Inc.

		●	Independent Director at SBI Sumishin Net Bank, Ltd.

Independent Director	Seishi Miyajima	●	Independent Director of The Japan Wool Textile Co., Ltd

Independent Director	Izumi Takemoto	●	Representative Director of incorporated association International Tourist Community

Independent Director	Hajime Yamashita	—

Director and Executive Officer	Taiji Ito	●	Representative Director at 161 Consulting Inc.

		●	Independent Director at AERWINS Technologies Inc.

Independent Director	John A. Stapleton	●	Attorney at Loeb & Loeb LLP

Independent Director	Katharyn (Katie) Field	●	Executive Director and interim Chief Executive Officer at Akanda Corporation
		●	Chief Executive Officer and the Chairman of the board of directors at Halo Collective Inc.

		●	Independent Director and Audit Committee member at Virpax Pharmaceuticals Inc.

		●	Chairman and Audit Committee head at AERWINS Technologies

Full- Time Corporate Auditor	Yuki Ide (Ito)	●	Full-time Corporate Auditor of LogSuite

		●	Full-time Corporate Auditor of Prostyle

		●	Full-time Corporate Auditor of ProstyleRyokan

		●	Corporate Auditor of Yantai Propolife Wood Industry Limited

Outside Corporate Auditor	Ruriko Takeuchi	●	Partner at Sugiyama & Co CPA

Outside Corporate Auditor	Ryu Ishida	●	Partner at Commons Law Office

		●	Outside Corporate Auditor at Fruta Fruta, Inc.

32

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Note 1）	Directors Tamotsu Moriyama, Seishi Miyajima, Izumi Takemoto, Hajime Yamashita, John A. Stapleton, and Katharyn (Katie) Field are Independent Directors.
(Note 2)	Corporate Auditors Ruriko Takeuchi and Ryu Ishida are outside Corporate Auditors
(Note 3)	Corporate Auditors Yuki Ide and Ruriko Takeuchi are certified public accountants and have considerable knowledge of finance and accounting.
(Note 4)	Effective September 1, 2024, Corporate Auditor Mr. Takuji Matsumura resigned.

2. Outline of the liability limitation agreement

Pursuant to Article 427, Paragraph 1 of the Companies Act of Japan, the Company entered into an agreement with each Independent Director and each Corporate Auditor to limit their liability for damages under Article 423, Paragraph 1 of the same law. The maximum amount of liability for damages under the said agreement is the minimum liability amount stipulated by laws and regulations.

3. Summary of the contents of the indemnity agreement

The Company entered into an indemnification agreement with all Directors and Corporate Auditors of the Company as stipulated in Article 430-2, Paragraph 1 of the Companies Act of Japan. Under the indemnification agreement, the Company indemnifies for the expenses stipulated in Article 430-2, Paragraph 1, Item 1 of the Companies Act of Japan and losses stipulated in Item 2 of the same Article to the extent provided by law.

4. Summary of the contents of the officers’ liability insurance agreement

The Company entered into a Directors’ and Corporate Auditors’ liability insurance agreement with an insurance company pursuant to Article 430-3, Paragraph 1 of the Companies Act of Japan.

The insurance policy covers legal damages and litigation costs, etc., arising from the insured’s liability to shareholders and third parties in connection with the performance of their duties as officers, etc., or from claims related to the pursuit of such liability.

5. Remuneration, etc. of Directors and Corporate Auditors for the fiscal year under review

(1) Total amount of remuneration, etc. of directors and Corporate Auditors

Category	Subjected number of directors (number)	Total amount of compensation, etc. (millions of yen)
directors	11	208
(independent directors)	(6)	(14)
Corporate Auditors	4	10
(independent directors)	(3)	(4)
Total	15	218
(outside officers)	(9)	(18)

33

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(2) Matters concerning the resolution of the General Meeting of Shareholders regarding remuneration, etc. of directors

The maximum amount of remuneration for directors was resolved at the General Meeting of Shareholders held on June 30, 2017, to be no more than JPY 300 million per year. At the time of the resolution, there were five (5) directors.

The maximum amount of remuneration for Corporate Auditors was resolved at the General Meeting of Shareholders held on June 30, 2017, to be within JPY 60 million per year. There were three (3) Corporate Auditors at the time of the resolution.

(3) Matters concerning delegation of authority to determine the content of individual director’s remuneration, etc.

The details of the amount of remuneration for each individual director are determined by Representative Director Yasuyuki Nozawa based on a resolution of delegation by the Board of Directors. The content of such authority is to determine the amount of remuneration for each director within the scope of the total amount of remuneration resolved at the General Meeting of Shareholders, by comprehensively considering whether the director is full-time or part-time, his/her duties, performance in each fiscal year, level of contribution, and actual payment, etc. The reason for delegating these authorities is that the Company has determined that the Representative Director, who is responsible for management, is the most appropriate person to evaluate the contribution of each director, taking into consideration the management environment and business performance.

(4) Policy, etc. on determination of details of remuneration, etc. for officers

Not applicable.

6. Matters Concerning Independent Directors and Outside Corporate Auditors

(1) Relationship between the entities where officers hold important concurrent positions and the Company

The important positions concurrently held by each Independent Director or Outside Corporate Auditor are listed in “Responsibilities and Important Concurrent Positions” in “1. Name, etc. of directors and Corporate Auditors.”

There is no relationship to be disclosed between the Company and the companies where the independent directors or outside corporate auditors hold important concurrent positions.

34

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(2) Main activities during the fiscal year under review

Category	Name	Main Activities
Director	Tamotsu Moriyama	He attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings of the Board of Directors, mainly based on his extensive experience and wide-ranging insight as a manager and corporate officer, and his professional knowledge and experience as a certified public accountant and financial advisor in connection with M&A and corporate finance, he has made statements as necessary for the deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	Seishi Miyajima	He attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on his broad insight and extensive experience in the real estate industry, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	Izumi Takemoto	He attended 21 out of 22 meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on his broad insight and extensive experience in the hotel industry, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	Hajime Yamashita	He attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on his broad insight and extensive experience in the financial industry, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	John A. Stapleton	He attended 8 out of 9 meetings of the Board of Directors held during the current fiscal year after his appointment as a director, and at the meetings, mainly based on his professional knowledge and broad experience as an attorney-at-law, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision regarding management that the Company expects.

35

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Director	Katharyn (Katie) Field	She attended all of the meetings of the Board of Directors held during the fiscal year under review after her appointment as Director, and at the meetings, mainly based on her professional knowledge and experience as a corporate officer, sha has made necessary statements for deliberation of proposals and has performed duties such as supervision regarding management expected by the Company.

Corporate Auditor	Ruriko Takeuchi

She attended all of the meetings of the Board of Directors held during the fiscal year under review, and mainly based on her professional knowledge and broad experience as a certified public accountant, she has made necessary statements at the meetings of the Board of Directors for the purpose of deliberation of proposals and auditing, etc.

She also attended all of the meetings of the Board of Corporate Auditors held during the fiscal year under review after her appointment as Corporate Auditor.

Corporate Auditor	Ryu Ishida

He attended all of the meetings of the Board of Directors held during the fiscal year under review after his appointment as a corporate auditor, mainly based on his professional knowledge and broad experience as an attorney-at-law, he has made necessary statements for deliberation of proposals and auditing, etc.

He also attended all of the meetings of the Board of Corporate Auditors held during the fiscal year under review after his appointment as Corporate Auditor.

V. Systems to Ensure Appropriateness of Business Operations and Status of Operation of Such Systems

(1) System to ensure the appropriateness of business operations

The outline of the system to ensure that the execution of duties by directors complies with laws, regulations, and the Articles of Incorporation and other systems to ensure the appropriateness of the Company’s operations is as follows.

(i)	Systems to ensure that the execution of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation

i.	In order to ensure that the execution of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation, as well as to ensure compliance with corporate ethics and fulfillment of social responsibilities, the Company shall establish relevant internal regulations, including the “Regulations of the Board of Directors,” and ensure that all officers and employees are familiar with them.

36

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

ii.	Corporate Auditors attend meetings of the Board of Directors and confirm that the process, content, etc. of corporate resolutions are in compliance with laws, regulations, and the Articles of Incorporation.
iii.	In order to ensure the appropriateness of the execution of duties by directors and employees, the Internal Audit Office, appointed by the President and Representative Director, shall conduct internal audits in accordance with the “Internal Audit Regulations.
iv.	The Company have no relationships, including business relationships, with antisocial forces, and the entire organization takes a firm stand against unjustified claims by antisocial forces.

(ii)	System for storage and management of information related to the execution of duties by the Board of Directors

i.	The handling of information related to the execution of duties by directors, such as minutes of the Board of Directors meetings and other important documents, are recorded in documents or electromagnetic media and appropriately stored and managed in accordance with the “Regulations of the Board of Directors” and other internal regulations.
ii.	The General Affairs Department, which is a document management division, makes these documents available for inspection at any time upon request of directors and Corporate Auditors.

(iii)	Regulations and other systems for loss risk management

The Company’s Board of Directors is responsible for and has the authority to establish a risk management system, and the Company establishes relevant internal regulations that stipulate all risks within the Company and their countermeasures, organizational structure, responsibilities, authority, etc., to prevent various risks as much as possible and to minimize damage to corporate value in the event of a crisis.

(iv)	Systems to ensure the effective execution of duties by directors

i.	In addition to regular monthly meetings of the Board of Directors, extraordinary meetings of the Board of Directors are held as necessary for flexible decision-making, and a system to ensure appropriate execution of duties is maintained.
ii.	Directors shall execute their duties appropriately and efficiently in accordance with the “Regulations on Administrative Authority,” which stipulate matters related to responsibility and authority.
iii.	The Executive Officers’ Meeting is held to consider matters to be discussed at the Board of Directors in advance in order to contribute to the decision-making of the Board of Directors, and to communicate the instructions and decisions of the Board of Directors to each department based on the policies and plans decided by the Board of Directors. In addition, the person in charge of each department will report on the status of sales and the execution of business by each department.
iv.	In the day-to-day execution of business operations, in order to ensure efficient execution of duties based on the decisions of the Board of Directors, authority is delegated in accordance with the “Regulations on Administrative Authority” and other internal regulations, and the responsible persons at each level divide duties in accordance with the decision-making rules.

37

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(v)	System to ensure the appropriateness of operations of the corporate group consisting of the Company, its parent company, and subsidiaries

i.	In accordance with the “Affiliated Companies Management Regulations,” the Board of Directors aims to establish internal controls at the Company and its group companies and develops a system for efficient sharing of information and communication of instructions and requests.
ii.	The system to monitor the overall operations of the group companies are ensured through operational audits by the Internal Audit Office.
iii.	Directors and auditors are dispatched to each group company to ensure a system to prevent risks in the entire group.

(vi)	Matters concerning employees who are to assist the duties of Corporate Auditors, matters concerning the independence of such employees from directors, and matters concerning the execution of instructions given by Corporate Auditors to such employees

At the request of the Corporate Auditors, employees are assigned to assist them in their duties. Such employees are subject to the Company’s Working Rules, but the authority to direct and order such employees with respect to their duties shall belong to the Corporate Auditors, and the appointments for them will be discussed in advance with the Corporate Auditors.

(vii)	System for directors and employees to report to Corporate Auditors and other systems for reporting to Corporate Auditors

i.	Directors and employees immediately report to Corporate Auditors, in accordance with laws and regulations, any fact that has occurred or is likely to occur that may cause significant damage to the Company, or any illegal or improper act is discovered by an officer or employee.
ii.	When necessary, Corporate Auditors may inspect approval documents and other important internal documents and materials.

(viii)	Systems for reporting to Corporate Auditors and systems to ensure that those who make such reports will not be treated unfavorably because of such reports

i.

Upon request from the Corporate Auditors, the directors and employees of the Company and officers and employees of subsidiaries report matters related to the execution of their duties upon request from Corporate Auditors.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

ii.	The department in charge of the whistle blowing system regularly reports to the Corporate Auditors on the status of whistle blowing at the Company.
iii.	The Company stipulates the prohibition of any disadvantageous treatment of directors and employees, or officers and employees of subsidiaries, who report to or consult with Corporate Auditors on the grounds of such reporting or consultation.
(ix)	Matters concerning policy for handling expenses and liabilities incurred in the execution of duties by Corporate Auditors

The Company pays expenses incurred in the execution of duties by Corporate Auditors.

(x)	Other systems to ensure the effective execution of audits by Corporate Auditors

i.	The President and Representative Director and the General Manager of the Internal Audit Office regularly exchange opinions with the Corporate Auditors.
ii.	Corporate Auditors attend meetings of the Board of Directors, Executive Officers Meeting, and other important meetings to receive important reports.
iii.	Corporate Auditors regularly receive reports on the status of audits from the accounting auditor in order to improve the audit environment and enhance the effectiveness and efficiency of audits.

(2)	Outline of the operation of the system to ensure the appropriateness of business operations

(i)	Compliance

The Company has adopted a Compliance Code of Conduct to foster a sense of ethics within the Company. In addition, the finance and accounting department takes the lead in establishing a system for employees throughout the Company to share necessary information, and information that needs to be well known is communicated to each department and individual via the intranet.

(ii)	Risk Management

The Company has adopted risk management regulations that stipulate prevention, response to the occurrence of risks and measures to prevent recurrence, etc. regarding the risks that may damage corporate value and, in an effort, to preserve corporate value.

(iii)	Internal Audits

Based on the internal audit plan, the Company conducts operational audits to ensure the appropriateness of operations and compliance with laws and regulations.

39

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Balance Sheet (As of March 31, 2025)

Japanese GAAP (Non-consolidated)

(Unit: thousand yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current Assets	1,971,402	Current Liabilities	828,977
Cash and Deposits	1,324,077	Accounts Payable	149,066
Prepaid Expenses	54,856	Accrued Expenses	36,824
Other Receivable	2,712	Accrued Corporate Taxes	3,467
Advance payment	8,044	Accrued Consumption Taxes	11,145
Short-term Deposits to Related Parties	671,206	Deposits Received	7,950
Allowance for Doubtful Accounts – Related Parties	(89,493) Net income	Suspense Receipt	500
Non-current Assets	2,639,979	Deposits from Related Parties	612,792
Tangible Fixed Assets	60	Accrued Bonus	7,230
Tools, Furniture & Fixtures	60	Non-current Liabilities	6,162
Intangible Assets	1,150	Provision for Retirement Benefits	6,162
Software	1,150	Total Liabilities	835,140
Investments and Other Assets	2,638,769	(Shareholders’ Equity)
Investments in Securities	30,034	Shareholders’ Equity	3,776,241
Investments in Subsidiaries	2,228,284	Share Capital	924,816
Leasehold and Guarantee Deposits	167,580	Capital Surplus	2,324,101
Long-term Deposits to Related Parties	70,508	Capital Reserve	1,445,332
Deferred Tax Assets	130,104	Other Capital Surplus	878,768
Insurance Reserve Fund	12,257	Retained Earnings	529,862
		Other Retained Earnings	529,862
		Retained Earnings Carried Forward	529,862
		Treasury Shares	△2,539
		Total Shareholders’ Equity	3,776,241
Total Assets	4,611,381	Total Liabilities and Shareholders’ Equity	4,611,381

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Income Statement (FY ended March 31, 2025)

Japanese GAAP (Non-consolidated)

(Unit: thousand yen)

Account	Amount
Revenues		2,152,847
Selling, General and Administrative Expenses		1,010,369
Operating Income		1,142,478
Non-operating Income
- Interest Income	4,096
- Foreign Exchange Gain	4,337
- Other Gain	26	8,460
Non-operating Expenses
- Interest Expenses	19,074	19,074
Ordinary Income		1,131,864
Extraordinary Loss
- Loss on Disposal of Fixed Assets	51,642
- Provision for Allowance for Doubtful Accounts (Related Parties)	89,493	141,136
Income before Income Taxes		990,727
Corporate, Inhabitant and Enterprise Taxes	(109,410) Net income
Adjustment for Corporate Taxes	Net income (loss)	(231,974) Net income
Net Income		1,222,702

41

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Statement of Changes in Shareholders’ Equity (FY ended March 31, 2025)

Japanese GAAP (Non-consolidated)

(Unit: thousand yen)

	Capital Stock
		Capital Surplus			Retained Earnings
					Other Retained Earnings
	Share Capital	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Retained Earnings Carried Forward	Total Retained Earnings	Treasury Shares	Total Shareholders’ Equity
Balance - March 31, 2024	235,000	755,516	878,768	1,634,285	△692,840	△692,840	△2,539	1,173,906
Issuance of new shares	689,816	689,816		689,816				1,379,632
Net income					1,222,702	1,222,702		1,222,702
Total changes	689,816	689,816	-	689,816	1,222,702	1,222,702	-	2,602,334
Balance - March 31, 2025	924,816	1,445,332	878,768	2,324,101	529,862	529,862	△2,539	3,776,241

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Notes to the Non-Consolidated Financial Statements

Fiscal year ended March 31, 2025 (April 1, 2024 to March 31, 2025)

Japanese GAAP (Non-consolidated)

Notes to the Non-Consolidated Financial Statements

1. Notes to Significant Accounting Policies

(1) Valuation standards and methods for assets

Investments in subsidiaries

　　Stated at cost determined by the moving-average method.

(2) Depreciation method for major fixed assets

(1) Tangible fixed assets

Depreciation is computed by the declining-balance method. The main useful lives are as follows:

Tools, furniture and fixtures: 5 years

(2) Intangible assets

Amortization is computed by the straight-line method. Software for internal use is amortized by the straight-line method based on the period of use within the company (5 years).

(3) Accounting standards for provisions

Allowance for doubtful accounts – related parties

To provide for losses due to bad debts of subsidiaries, the Company reserve an estimated uncollectible amount by individually considering the probability of collection.

Accrued bonus

To provide for the payment of bonuses to employees, the Company accrues an estimated amount of bonuses based on the expected amount to be paid.

Provision for retirement benefits

To provide for the payment of retirement benefits to employees, the Company accrues an estimated reserve based on the projected retirement benefit obligation as of the end of the fiscal year.

(4) Basis for recording revenues and expenses

The Company’s revenues consist primarily of management fees, outsourcing fees, and dividends received from subsidiaries. For management fees and outsourcing fees, the Company is obligated to provide contracted services to the subsidiaries in accordance with the terms of the contract, and the Company’s performance obligation is fulfilled when the services are actually provided. Dividends received are recognized as revenue as of the effective date of the dividends.

2. Notes to Balance Sheet

(1) Accumulated depreciation of tangible fixed assets	2,172 thousand yen

(2) Guarantees

　　The Company guarantees the borrowing obligations of subsidiaries from financial institutions.

LogSuite Inc.	2,291,100	Thousands of yen
Prostyle Inc.	1,143,100	Thousands of yen
LogAsset Inc.	584,400	Thousands of yen
Kotakino Inc.	61,040	Thousands of yen
Okinawa Igeto Inc.	64,952	Thousands of yen
Total	4,144,592	Thousands of yen

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japaese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(3) Receivables from and payables to subsidiaries (excluding those presented separately)

Short-term receivables	8,044 thousand yen

Short-term payable	3,731 thousand yen

3. Notes to Statements of Income

Transactions with subsidiaries

　　Transaction volume from business transactions

Transactions from operating revenues	570,923 thousand yen

Transactions from non-operating transactions	1,623,144 thousand yen

4. Notes to Non-consolidated Statement of Changes in Shareholders’ Equity

(1) Type and total number of shares issued and outstanding at the end of the fiscal year

Common stock	23,652,110 shares

(2) Type and number of treasury shares as of the end of the fiscal year

Common stock	23,658 shares

(3) Matters related to dividends from surplus

　　(1) Dividends paid

　　　Not applicable.

　　(ii) Dividends with a record date in the current fiscal year but an effective date in the following fiscal year

　　　Not applicable.

5. Notes to Deferred Income Taxes

　　Significant components of deferred tax assets and liabilities

Deferred tax asset
Accrued bonus	2,123	Thousands of yen
Enterprise tax payable	855	Thousands of yen
Net operating loss carried forward	48,895	Thousands of yen
Investments in subsidiaries	218,948	Thousands of yen
Assets adjusted for gain or loss on transfer	34,572	Thousands of yen
Allowance for doubtful accounts	27,403	Thousands of yen
Provision for retirement benefits	1,886	Thousands of yen
Disallowed amount of loss on retirement of fixed assets	15,812	Thousands of yen
Other	9,900	Thousands of yen
Subtotal of deferred tax assets	360,488	Thousands of yen
Valuation allowance	(230,384)	Thousands of yen
Total deferred tax assets	130,104	Thousands of yen

44

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

6. Notes on Transactions with Related Parties

List of subsidiaries

(Unit: thousand yen)

Type	Name of Company	Percentage of voting rights and ownership	Relationship with related parties	Details of Transactions	Amount of transaction (Note 5)	Account	Balance at end of year
Subsidiary	LogSuite Inc.	Ownership 100% directly	Business management Deposit of funds Concurrent directors	Receipts of Operating revenues (Note 1)	827,850	Deposits from Related Parties	325,427
				Deposit of funds (Note 2)	866,751
				Interest payments (Note 3)	8,826	-	-
				Underwriting guaranteed liabilities (Note 4)	2,291,100	-	-

Subsidiary	Prostyle Inc.	Ownership 100% directly	Business management Deposit of funds Concurrent directors	Receipts of operating revenues (Note 1)	1,235,317	Deposits to Related Parties	133,784
				Deposit of funds (Note 2)	673,900
				Interest payments (Note 3)	7,603	-	-
				Underwriting guaranteed liabilities (Note 4)	1,143,100	-	-

Subsidiary	LogArchi Tects Inc.	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	93,464	Deposits from Related Parties	105,405
				Interest payments (Note 3)	928	-	-

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Type	Name of Company	Percentage of voting rights and ownership	Relationship with related parties	Details of Transactions	Amount of transaction (Note 5)	Account	Balance at end of year
Subsidiary	Chino Building Management Inc.	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	151,817	Deposits from Related Parties	134,162
				Interest payments (Note 3)	1,547	-	-

Subsidiary	Kotakino Inc.	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	17,530	Deposits from Related Parties	47,796
				Interest payments (Note 3)	161	-	-
				Underwriting guaranteed liabilities (Note 4)	61,040	-	-

Subsidiary	Prostyle Ryokan Inc.	Ownership 100% directly	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	307,862	Deposits to Related Parties	318,739
				Interest income received (Note 3)	3,151	-	-

Subsidiary	Okinawa Igetto Inc.	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	46,651	Deposits to Related Parties	84,599
				Interest income received (Note 3)	440	-	-
				Underwriting guaranteed liabilities (Note 4)	64,952	-	-

Subsidiary	PROPOLIFE VIETNAM CO.,LTD	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	131,746	Deposits to Related Parties	104,831
						Long-term Deposits to Related Parties	26,915

(Note 1) Revenues from operations consist of management fees, outsourcing fees, and dividends received. The management fee is determined based on the necessary expenses for group management.

(Note 2) Based on the Company’s group finance system, and the transaction amounts are based on the average balance during the fiscal year.

(Note 3) Interest rates for group deposits paid and deposits received are determined rationally, taking market interest rates into consideration.

(Note 4) The Company guarantees loans from financial institutions.

(Note 5) Transaction amounts do not include consumption taxes. Consumption taxes are included in the ending balance.

7. Notes to Per Share Information

Net assets per share	159.82 yen
Net income per share	56.43 yen

8. Notes on Significant Subsequent Events

　　Not applicable.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Audit Report of the Board of Corporate Auditors

The Board of Corporate Auditors has prepared this Audit Report on the execution of duties by the Directors for the 8th fiscal year from April 1, 2024 to March 31, 2025, based on the audit reports prepared by each Corporate Auditor, and after due deliberation, hereby reports as follows.

1.	Method and Details of Audit by Corporate Auditors and the Board of Corporate Auditors

(1)	The Board of Corporate Auditors established the audit policy, allocation of duties, and other relevant matters, received reports from each Corporate Auditor regarding the status and results of their audits, received reports from Directors and others regarding the performance of their duties, and requested explanations as necessary.
(2)	In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors and in accordance with the auditing policy, assignment of duties, etc., each Corporate Auditor communicated with the Directors, the Internal Audit Office and other employees, etc., made efforts to collect information and develop the auditing environment, and conducted audits in the following manner:

(i)	Attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees, etc. on the status of execution of their duties, requested explanations as necessary, perused important approval documents, etc., and investigated the status of operations and assets at the head office and principal business offices. With respect to subsidiaries, we communicated and exchanged information with directors, etc. of the subsidiaries and received reports on their business from the subsidiaries as necessary.
(ii)	With respect to the contents of the resolution of the Board of Directors regarding the establishment of a system to ensure that the execution of duties by directors complies with laws and regulations and the Articles of Incorporation, and other systems stipulated in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as necessary to ensure the properness of operations of the corporate group, which consists of the stock company and its subsidiaries, and the system (internal control system) established based on such resolution, as stated in the Business Report, we have regularly received reports from directors and employees and requested explanations and expressed our opinions as necessary.

Based on the above methods, we examined the business report and its supplemental schedules for the fiscal year under review.

In addition, we have examined the accounting books and related materials, and reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and their accompanying supplemental schedules for the fiscal year under review.

47

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2.	Results of audit

(1)	Results of audit of business report, etc.

(i)	We confirm that the business report and supplementary schedules present fairly the condition of the Company in conformity with laws and regulations and the Articles of Incorporation.
(ii)	We find no misconduct or material fact of violation of laws and regulations or the Articles of Incorporation in connection with the Directors’ performance of their duties.
(iii)	We confirm that the contents of the resolution of the Board of Directors regarding the internal control system are fair and reasonable. We also find no matters to be pointed out with regard to the contents of the business report concerning such internal control system and the execution of duties by the Directors.

(2)	Results of audit of financial statements and supplementary schedules

We confirm that the financial statements and supplementary schedules present fairly, in all material respects, the financial position and results of operations of the Company.

May 15, 2025

Board of Corporate Auditors, LogProstyle Inc.

Full- Time Corporate Auditor	Yuki Ide	(seal)
Outside Corporate Auditor	Ruriko Takeuchi	(seal)
Outside Corporate Auditor	Ryu Ishida	(seal)

End

48

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Map of the General Meeting of Shareholders Venue

Venue: 13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

Head Office of LogProstyle, Inc.

Transportation:

Direct access from Exit 0 of Aoyama-itchome Station (G-04, Z-03, E-24), served by the Tokyo Metro Ginza Line, Hanzomon Line, and Toei Oedo Line

LogProstyle Inc. - Head Office

13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061 Japan

Tel +81-3-6910-5320

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